May 6, 2021

Manulife Financial Corporation
200 Bloor Street East
Toronto, ON  M4W 1E5

Dear Sirs:

RE:	MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 6, 2021 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51‑102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting. The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Nicole S. Arnaboldi	1,100,429,897	99.67	3,697,327	0.33
Guy L.T. Bainbridge	1,101,297,762	99.74	2,829,462	0.26
Joseph P. Caron	1,092,786,744	98.97	11,340,480	1.03
John M. Cassaday	1,073,409,945	97.22	30,717,249	2.78
Susan F. Dabarno	1,102,324,387	99.84	1,802,837	0.16
Julie E. Dickson	1,100,399,263	99.66	3,727,961	0.34
Sheila S. Fraser	1,082,147,785	98.01	21,979,439	1.99
Roy Gori	1,098,893,161	99.53	5,234,063	0.47
Tsun-yan Hsieh	1,096,048,026	99.27	8,079,198	0.73
Donald R. Lindsay	1,077,746,950	97.61	26,380,274	2.39
John R.V. Palmer	1,094,589,410	99.14	9,537,814	0.86
C. James Prieur	1,099,459,397	99.58	4,667,827	0.42
Andrea S. Rosen	1,089,755,852	98.70	14,371,372	1.30
Leagh E. Turner	1,097,974,220	99.44	6,153,004	0.56

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting.  Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
1,074,187,067	93.85	70,344,400	6.15

3.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation. The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
1,022,882,146	92.62	81,504,041	7.38

AST TRUST COMPANY (CANADA)

(Signed)

Christopher Carbone
Relationship Manager